Jeremy D. Glaser | 858 314-1515 | jdglaser@mintz.com	3580 Carmel Mountain Road, Suite 300 San Diego, CA 92130 858-314-1500 858-314-1501 fax www.mintz.com

July 24, 2014

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Jeffrey P. Riedler, Assistant Director

Re:	Telik, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 15, 2014

File No. 000-31265

Ladies and Gentlemen:

We are submitting this letter on behalf of Telik, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 23, 2014 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, relating to the above-referenced Preliminary Proxy Statement on Schedule 14A of the Company filed with the Commission on July 15, 2014 (the “Preliminary Proxy”). In conjunction with this letter, the Company agrees that it will undertake to make the proposed disclosures in our Definitive Proxy Statement on Schedule 14A of the Company expected to be filed with the Commission on or about July 25, 2014 (the “Definitive Proxy”) as set forth below.

For convenient reference, we have set forth below in italics each of the Staff’s comments in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

We are providing by overnight delivery to Mr. Riedler of the Staff five courtesy copies of this letter.

1.	Comment: We note that your proposed reverse stock split will not affect the number of authorized shares of Telik’s common stock. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance as a result of the reverse split. If such plans exist, please disclose all material information.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 24, 2014

Response: The Company advises the Staff that it will include a disclosure in the Definitive Proxy under Proposal 1 that will be inserted as a standalone paragraph on page 6 immediately preceding the section titled “Potential Increased Investor Interest” that states:

“Telik does not have any plans, arrangements, understandings or other agreements to issue any of the shares of common stock that would be newly available for issuance as a result of the reverse split. Telik is obligated to reserve a number of shares of common stock issuable upon conversion of the outstanding shares of Series A-1 and Series B preferred stock and the warrants issued to the holders of Series A-1 and Series B preferred stock. The number of shares of common stock issuable upon conversion of the Series A-1 and Series B preferred stock and the warrants issued to the holders of Series A-1 and Series B preferred stock is subject to adjustment upon certain dilutive issuances, changes in the market price of Telik’s common stock, the accrual of dividends and similar events such that the total number of shares that may ultimately be issued upon conversion or exercise of the securities is not determinable at this time. The additional shares available for issuance may be reserved for future issuance, or issued upon conversion, of such securities.”

2.	Comment: We note that, upon approval, the additional shares of common and preferred stock may be used for various purposes. Please revise to disclose whether you have any specific plans, arrangements, understandings, etc. at this time to issue any of the newly authorized shares. If such plans exist, please disclose all material information.

Response: The Company advises the Staff that it will include a disclosure in the Definitive Proxy under Proposal 2 that will be inserted as a standalone paragraph on page 11 as the fourth paragraph under the subsection titled “Share Increases” that states:

“Telik does not have any plans, arrangements, understandings or other agreements at this time to issue any of the newly authorized shares of common and preferred stock authorized as a result of the proposed increase in the number of authorized shares of Telik. Telik is obligated to reserve a number of shares of common stock issuable upon conversion of the outstanding shares of Series A-1 and Series B preferred stock and the warrants issued to the holders of Series A-1 and Series B preferred stock. The number of shares of common stock issuable upon conversion of the Series A-1 and Series B preferred stock and the warrants issued to the holders of Series A-1 and Series B preferred stock is subject to adjustment

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 24, 2014

upon certain dilutive issuances, changes in the market price of Telik’s common stock, the accrual of dividends and similar events such that the total number of shares that may ultimately be issued upon conversion or exercise of the securities is not determinable at this time. The additional shares available for issuance may be reserved for future issuance, or issued upon conversion, of such securities.”

In addition, as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

July 24, 2014

We hope that the above responses will be acceptable to the Staff. Please do not hesitate to call me, Sebastian Lucier or Jenna Shaffer of this firm at (858) 314-1500 with any comments or questions regarding this letter. We thank you for your time and attention.

Sincerely,

/s/ Jeremy D. Glaser
Jeremy D. Glaser

cc:	Telik, Inc.

J. David Hansen

Gregory P. Hanson

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Sebastian Lucier

Jenna Shaffer